FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 10/31/2017

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve – 3rd floor

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes          No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s consolidated financial statements as of September 30, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio Name: Pablo Brizzio Title: Chief Financial Officer	By: /s/ Daniel Novegil Name: Daniel Novegil Title: Chief Executive Officer

Dated: October 31, 2017

TERNIUM S.A.

Consolidated Condensed Interim Financial Statements

as of September 30, 2017

and for the nine-month periods

ended on September 30, 2017 and 2016

29 Avenue de la Porte-Neuve, 3rd floor

L – 2227

R.C.S. Luxembourg:  B 98 668

INDEX

		Page

Consolidated Condensed Interim Income Statements		2
Consolidated Condensed Interim Statements of Comprehensive Income		3
Consolidated Condensed Interim Statements of Financial Position		4
Consolidated Condensed Interim Statements of Changes in Equity		5
Consolidated Condensed Interim Statements of Cash Flows		7
Notes to the Consolidated Condensed Interim Financial Statements
1	General information and basis of presentation	8
2	Accounting policies	9
3	Segment information	11
4	Cost of sales	13
5	Selling, general and administrative expenses	14
6	Finance expense, Finance income and Other financial income (expenses), net	14
7	Property, plant and equipment, net	14
8	Intangible assets, net	15
9	Investments in non-consolidated companies	15
10	Finance leases	18
11	Distribution of dividends	18
12	Contingencies, commitments and restrictions on the distribution of profits	18
13	Acquisition of business	23
14	Related party transactions	25
15	Fair value measurement	27

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2017 and for the nine-month periods ended September 30, 2017 and 2016 (All amounts in USD thousands)

Consolidated Condensed Interim Income Statements

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2017	2016	2017	2016
		(Unaudited)		(Unaudited)
Net sales	3	2,479,533	1,856,051	6,782,261	5,374,394
Cost of sales	3 & 4	(1,916,963)	(1,291,278)	(5,081,566)	(3,967,814)

Gross profit	3	562,570	564,773	1,700,695	1,406,580

Selling, general and administrative expenses	3 & 5	(211,249)	(168,442)	(572,572)	(512,478)
Other operating income (expenses), net	3	(1,476)	2,817	(21,305)	916

Operating income	3	349,845	399,148	1,106,818	895,018

Finance expense	6	(29,235)	(28,746)	(74,718)	(65,272)
Finance income	6	5,251	3,363	14,346	10,479
Other financial income (expenses), net	6	(4,842)	13,186	(75,465)	20,567

Equity in earnings (losses) of non-consolidated companies		15,535	783	52,108	8,109

Profit before income tax expense		336,554	387,734	1,023,089	868,901

Income tax expense		(103,823)	(123,401)	(198,180)	(306,733)

Profit for the period		232,731	264,333	824,909	562,168

Attributable to:		-	-	-	-
Owners of the parent		194,938	228,854	705,978	477,225
Non-controlling interest		37,793	35,479	118,931	84,943

Profit for the period		232,731	264,333	824,909	562,168

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted earnings (losses) per share for profit (loss) attributable to the equity holders of the company (expressed in USD per share)		0.10	0.12	0.36	0.24

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2016.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2017 and for the nine-month periods ended September 30, 2017 and 2016 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Comprehensive Income

	Three-month period ended September 30,		Nine-month period ended September 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)
Profit for the period	232,731	264,333	824,909	562,168

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(24,389)	(12,240)	(47,578)	(116,482)
Currency translation adjustment from participation in non-consolidated companies	19,688	(4,816)	12,047	55,740
Changes in the fair value of derivatives classified as cash flow hedges	(38,191)	719	849	(767)
Income tax relating to cash flow hedges	(34)	(216)	9	230
Other comprehensive income items	20	-	92	-
Other comprehensive income items from participation in non-consolidated companies	(747)	174	(482)	910
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	121	-	(1,189)	(272)
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	(196)	(857)	5,985	(4,312)

Other comprehensive income (loss) for the period, net of tax	(43,728)	(17,236)	(30,267)	(64,953)

Total comprehensive income for the period	189,003	247,097	794,642	497,215

Attributable to:
Owners of the parent	159,244	216,535	693,012	454,079
Non-controlling interest	29,759	30,562	101,630	43,136

Total comprehensive income for the period	189,003	247,097	794,642	497,215

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2016.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2017 and for the nine-month periods ended September 30, 2017 and 2016 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Financial Position

		Balances as of
	Notes	September 30, 2017		December 31, 2016
		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	7	5,023,749		4,135,977
Intangible assets, net	8	1,132,463		842,557
Investments in non-consolidated companies	9	488,064		418,379
Other investments		3,444		5,998
Deferred tax assets		117,760		85,795
Receivables, net		360,639		132,580
Trade receivables, net		1,543	7,127,662	1,270	5,622,556

Current assets
Receivables, net		316,331		79,820
Derivative financial instruments		6,308		316
Inventories, net		2,357,217		1,647,869
Trade receivables, net		1,068,008		633,745
Other investments		157,151		144,853
Cash and cash equivalents		383,814	4,288,829	183,463	2,690,066
Non-current assets classified as held for sale			9,661		10,248

			4,298,490		2,700,314
Total Assets			11,426,152		8,322,870
EQUITY
Capital and reserves attributable to the owners of the parent			4,888,002		4,391,298
Non-controlling interest			846,352		775,295
Total Equity			5,734,354		5,166,593
LIABILITIES
Non-current liabilities
Provisions		121,827		6,950
Deferred tax liabilities		484,402		609,004
Other liabilities		394,347		302,784
Trade payables		3,249		9,305
Finance lease liabilities	10	65,770		-
Borrowings		1,795,421	2,865,016	396,742	1,324,785
Current liabilities
Current income tax liabilities		36,562		178,112
Other liabilities		371,584		228,081
Trade payables		991,970		603,119
Derivative financial instruments		112		287
Finance lease liabilities	10	11,666		-
Borrowings		1,414,888	2,826,782	821,893	1,831,492
Total Liabilities			5,691,798		3,156,277
Total Equity and Liabilities			11,426,152		8,322,870

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2016.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2017 and for the nine-month periods ended September 30, 2017 and 2016 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity

Balance as of January 1, 2017	2,004,743	(150,000)	(23,295)	1,420,171	(2,324,866)	(2,336,929)	5,801,474	4,391,298	775,295	5,166,593

Profit for the period							705,978	705,978	118,931	824,909
Other comprehensive income (loss) for the period
Currency translation adjustment						(17,905)		(17,905)	(17,626)	(35,531)
Remeasurement of post employment benefit obligations				4,463				4,463	333	4,796
Cash flow hedges and others, net of tax				868				868	(10)	858
Others				(392)				(392)	2	(390)

Total comprehensive income for the period	-	-	-	4,939	-	(17,905)	705,978	693,012	101,630	794,642

Dividends paid in cash (5)							(196,308)	(196,308)	-	(196,308)
Dividends paid in cash to non-controlling interest								-	(30,573)	(30,573)

Balance as of September 30, 2017 (unaudited)	2,004,743	(150,000)	(23,295)	1,425,110	(2,324,866)	(2,354,834)	6,311,144	4,888,002	846,352	5,734,354

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 12 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of September 30, 2017, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of September 30, 2017, the Company held 41,666,666 shares as treasury shares.

(3) Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 0.1 million and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (88.5) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) See note 11.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 12 (iii).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2016.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2017 and for the nine-month periods ended September 30, 2017 and 2016 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity

Balance as of January 1, 2016	2,004,743	(150,000)	(23,295)	1,444,394	(2,324,866)	(2,300,335)	5,382,507	4,033,148	769,849	4,802,997

Profit for the period							477,225	477,225	84,943	562,168
Other comprehensive (loss) income for the period
Currency translation adjustment						(19,459)		(19,459)	(41,283)	(60,742)
Remeasurement of post employment benefit obligations				(4,259)				(4,259)	(325)	(4,584)
Cash flow hedges, net of tax				(274)				(274)	(263)	(537)
Others				846				846	64	910

Total comprehensive income (loss) for the period	-	-	-	(3,687)	-	(19,459)	477,225	454,079	43,136	497,215

Dividends paid in cash							(176,677)	(176,677)	-	(176,677)
Dividends paid in cash to non-controlling interest								-	(50,829)	(50,829)

Balance as of September 30, 2016 (unaudited)	2,004,743	(150,000)	(23,295)	1,440,707	(2,324,866)	(2,319,794)	5,683,055	4,310,550	762,156	5,072,706

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 12 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of September 30, 2016, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of September 30, 2016, the Company held 41,666,666 shares as treasury shares.

(3) Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (0.9) million and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (88.5) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 12 (iii).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2016.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2017 and for the nine-month periods ended September 30, 2017 and 2016 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Cash Flows

		Nine-month period ended September 30,
	Notes	2017	2016
		(Unaudited)
Cash flows from operating activities
Profit for the period		824,909	562,168
Adjustments for:
Depreciation and amortization	7 & 8	321,932	303,027
Income tax accruals less payments		(316,997)	128,188
Equity in earnings of non-consolidated companies		(52,108)	(8,109)
Interest accruals less payments		7,880	8,573
Changes in provisions		1,896	902
Changes in working capital (1)		(555,257)	(163,014)
Net foreign exchange results and others		119,495	(10,215)

Net cash provided by operating activities		351,750	821,520

Cash flows from investing activities
Capital expenditures	7 & 8	(282,873)	(335,044)
Loans to non-consolidated companies		(23,904)	(77,232)
(Increase) Decrease in other investments		(9,492)	40,462
Proceeds from the sale of property, plant and equipment		747	815
Dividends received from non-consolidated companies		65	121
Acquisiton of business
Purchase consideration	13	(1,890,989)	-
Cash acquired	13	278,162	-
Investment in non-consolidated companies - Usiminas	9	-	(114,449)

Net cash used in investing activities		(1,928,284)	(485,327)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders	11	(196,308)	(176,677)
Dividends paid in cash to non-controlling interest		(30,573)	(50,829)
Finance lease payments	10	(1,083)	-
Proceeds from borrowings		2,812,231	793,483
Repayments of borrowings		(806,274)	(900,924)

Net cash provided by (used in) financing activities		1,777,993	(334,947)

(Decrease) Increase in cash and cash equivalents		201,459	1,246

Movement in cash and cash equivalents
At January 1,		183,463	151,491
Effect of exchange rate changes		(1,108)	(3,300)
(Decrease) Increase in cash and cash equivalents		201,459	1,246

Cash and cash equivalents as of September 30, (2)		383,814	149,437

Non-cash transactions:
Acquisition of PP&E under lease contract agreeements	10	77,436	-

(1) The working capital is impacted by non-cash movement of USD (36.7) million as of September 30, 2017 (USD (55.6) million as of September 30, 2016) due to the variations in the exchange rates used by subsidiaries with functional currencies different from the US dollar.

(2)  It includes restricted cash of USD 80 and USD 84 as of September 30, 2017 and 2016, respectively. In addition , the Company had other investments with a maturity of more than three months for USD 157,151 and USD 196,729 as of September 30, 2017 and 2016, respectively.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2016.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2017 and for the nine-month periods ended September 30, 2017 and 2016

Notes to the Consolidated Condensed Interim Financial Statements

1.    GENERAL INFORMATION AND BASIS OF PRESENTATION

a)  General information and basis of presentation

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.  The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share.  As of September 30, 2017, there were 2,004,743,442 shares issued.  All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”).  Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006.  The Company’s initial public offering was settled on February 6, 2006.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime.  Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to USD 4.0 billion. However, for the purpose of these consolidated condensed interim financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2017 and for the nine-month periods ended September 30, 2017 and 2016

1.    GENERAL INFORMATION AND BASIS OF PRESENTATION (continued)

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2016 and 2015, this special reserve amounted to USD 6.9 billion and USD 7.1 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements is disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2016.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period. These reclassifications do not have a material effect on the Company’s condensed interim consolidated financial statements.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main assumptions and estimates were disclosed in the Consolidated Financial Statements for the year ended December 31, 2016, without significant changes since its publication, except for the assumptions and estimates in connection with the acquisition of business (see note 13).

Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company’s subsidiaries differs, results in the generation of foreign exchange gains and losses that are included in the Consolidated Condensed Interim Income Statement under “Other financial income (expenses), net”.

These Consolidated Condensed Interim Financial Statements have been approved for issue by the Board of Directors of Ternium on October 31, 2017.

2.     ACCOUNTING POLICIES

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” and are unaudited. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2016, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”). Recently issued accounting pronouncements were applied by the Company as from their respective dates.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2017 and for the nine-month periods ended September 30, 2017 and 2016

2.     ACCOUNTING POLICIES (continued)

These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2016. Given that the Company has entered into a new leasing agreement that qualifies as finance leasing (see note 10), and the related accounting policy was not disclosed in the Consolidated Financial Statements as of December 31, 2016, as the Company did not have any financial leasing at such date, the accounting policy is detailed below:

Finance leases

Leases of property, plant and equipment where the Company, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the Company will obtain ownership at the end of the lease term.

None of the accounting pronouncements issued after December 31, 2016, and as of the date of these Consolidated Condensed Interim Financial Statements have a material effect on the Company’s financial condition or result or operations.

International Financial Reporting Standard 9, “Financial instruments”

In July 2014, the IASB issued IFRS 9, "Financial instruments", which replaces the guidance in IAS 39. It includes requirements on the classification and measurement of financial assets and liabilities, as well as an expected credit losses model that replaces the current incurred loss impairment model. IFRS 9 must be applied on annual periods beginning on or after January 1, 2018. The Company’s management does not anticipate that this standard will have a significant impact on the classification and measurement of its financial assets, liabilities and hedge accounting.

International Financial Reporting Standard 15, “Revenue from contracts with customers”

In May 2014, the IASB issued IFRS 15, "Revenue from contracts with customers", which sets out the requirements in accounting for revenue arising from contracts with customers and which is based on the principle that revenue is recognized when control of a good or service is transferred to the customer. IFRS 15 must be applied on annual periods beginning on or after January 1, 2018. The Company's management is currently finalizing the potential impact that the application of this standard may have on the Company's financial condition or results of operations.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2017 and for the nine-month periods ended September 30, 2017 and 2016

3.    SEGMENT INFORMATION

REPORTABLE OPERATING SEGMENTS

The Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements.

The Steel segment comprises three operating segments: Mexico, Southern Region and Other markets. These three segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Other markets operating segment includes businesses mainly in Brazil, United States, Colombia, Guatemala, Costa Rica, El Salvador, Nicaragua and Honduras.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico.

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

- The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

- The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

- Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CODM (CEO).

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2017 and for the nine-month periods ended September 30, 2017 and 2016

3.    SEGMENT INFORMATION (continued)

	Nine-month period ended September 30, 2017 (Unaudited)
	Steel		Mining	Inter-segment eliminations	Total

IFRS

Net sales	6,782,237		202,433	(202,409)	6,782,261
Cost of sales	(5,131,412)	(*)	(156,926)	206,772	(5,081,566)
Gross profit	1,650,825		45,507	4,363	1,700,695

Selling, general and administrative expenses	(563,473)		(9,099)	-	(572,572)
Other operating income, net	(22,076)		772	-	(21,305)

Operating income - IFRS	1,065,276		37,180	4,363	1,106,818

Management view

Net sales	6,782,237		215,663	(215,639)	6,782,261
Operating income	792,893		53,339	868	847,100

Reconciliation items:

Differences in Cost of sales					259,718

Operating income - IFRS					1,106,818

Financial income (expense), net					(135,837)
Equity in earnings of non-consolidated companies					52,108

Income before income tax expense - IFRS					1,023,089

Depreciation and amortization - IFRS	(285,530)		(36,402)	-	(321,932)

(*) Includes a USD 30.8 million gain in connection with the sale of unused contracted energy.

	Nine-month period ended September 30, 2016 (Unaudited)
	Steel		Mining	Inter-segment eliminations	Total

IFRS

Net sales	5,372,772		150,301	(148,679)	5,374,394
Cost of sales	(3,972,386)		(140,488)	145,060	(3,967,814)
Gross profit	1,400,386		9,813	(3,619)	1,406,580

Selling, general and administrative expenses	(504,097)		(8,381)	-	(512,478)
Other operating income, net	1,757		(841)	-	916

Operating income - IFRS	898,046		591	(3,619)	895,018

Management view
Net sales	5,372,772		147,286	(145,664)	5,374,394
Operating income	742,829		(114)	1,867	744,582
Reconciliation items:
Differences in Cost of sales					150,436

Operating income - IFRS					895,018

Financial income (expense), net					(34,226)
Equity in losses of non-consolidated companies					8,109

Income before income tax expense - IFRS					868,901

Depreciation and amortization - IFRS	(270,046)		(32,981)	-	(303,027)

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2017 and for the nine-month periods ended September 30, 2017 and 2016

3.    SEGMENT INFORMATION (continued)

GEOGRAPHICAL INFORMATION

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of non-current assets is based on the geographical location of the underlying assets.

	Nine-month period ended September 30, 2017 (Unaudited)
	Mexico	Southern region	Other markets (2)	Total

Net sales	4,083,333	1,694,916	1,004,012	6,782,261

Non-current assets (1)	4,038,473	685,723	1,432,016	6,156,212

	Nine-month period ended September 30, 2016 (Unaudited)
	Mexico	Southern region	Other markets	Total

Net sales	3,359,335	1,368,853	646,206	5,374,394

Non-current assets (1)	4,132,152	635,576	238,331	5,006,059

(1) Includes Property, plant and equipment and Intangible assets.
(2) Includes the assets related to the business acquisition disclosed in note 13.

4.    COST OF SALES

	Nine-month period ended September 30,
	2017	2016
	(Unaudited)

Inventories at the beginning of the year	1,647,869	1,579,120
Acquisition of business (Note 13)	344,532	-
Translation differences	(49,626)	(66,319)
Plus: Charges for the period
Raw materials and consumables used and other movements	4,338,399	2,937,091
Services and fees	71,321	57,616
Labor cost	472,838	407,767
Depreciation of property, plant and equipment	249,596	234,553
Amortization of intangible assets	29,219	29,088
Maintenance expenses	325,197	338,516
Office expenses	5,100	5,458
Insurance	6,096	6,451
Change of obsolescence allowance	(2,313)	5,421
Recovery from sales of scrap and by-products	(20,055)	(15,406)
Others	20,610	18,921

Less: Inventories at the end of the period	(2,357,217)	(1,570,463)
Cost of Sales	5,081,566	3,967,814

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2017 and for the nine-month periods ended September 30, 2017 and 2016

5.    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Nine-month period ended September 30,
	2017	2016
	(Unaudited)
Services and fees	62,625	46,168
Labor cost	167,657	140,045
Depreciation of property, plant and equipment	9,145	10,392
Amortization of intangible assets	33,972	28,994
Maintenance and expenses	3,554	2,908
Taxes	68,204	71,195
Office expenses	25,992	26,689
Freight and transportation	191,429	176,089
Increase (decrease) of allowance for doubtful accounts	(26)	595
Others	10,020	9,403
Selling, general and administrative expenses	572,572	512,478

6.    FINANCE EXPENSE, FINANCE INCOME AND OTHER FINANCIAL INCOME (EXPENSES) , NET

	Nine-month period ended September 30,
	2017	2016
	(Unaudited)
Interest expense	(74,718)	(65,272)

Finance expense	(74,718)	(65,272)

Interest income	14,346	10,479

Finance income	14,346	10,479

Net foreign exchange gain (loss)	(84,999)	3,936
Change in fair value of financial assets	(650)	7,877
Derivative contract results	12,958	10,084
Others	(2,774)	(1,330)

Other financial income (expenses), net	(75,465)	20,567

7.    PROPERTY, PLANT AND EQUIPMENT, NET

	Nine-month period ended September 30,
	2017	2016
	(Unaudited)
At the beginning of the year	4,135,977	4,207,566

Acquisition of business (Note 13)	892,856	-
Currency translation differences	(58,952)	(102,261)
Additions	337,759	316,721
Disposals	(25,027)	(15,067)
Depreciation charge	(258,741)	(244,945)
Transfers and reclassifications	(123)	(3,345)
At the end of the period	5,023,749	4,158,669

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2017 and for the nine-month periods ended September 30, 2017 and 2016

8.    INTANGIBLE ASSETS, NET

	Nine-month period ended September 30,
	2017	2016
	(Unaudited)
At the beginning of the year	842,557	888,206

Acquisition of business	316,908	-
Currency translation differences	(828)	(1,057)
Additions	37,017	18,323
Amortization charge	(63,191)	(58,082)
At the end of the period	1,132,463	847,390

9.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES

Company	Country of incorporation	Main activity	Voting rights as of		Value as of
			September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	34.39%	34.39%	482,978	411,134
Other non-consolidated companies (1)					5,086	7,245
					488,064	418,379

 (1) It includes the investments held in Techgen S.A. de C.V., Finma S.A.I.F., Arhsa S.A., Techinst S.A., Recrotek  S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.

(a) Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS

On January 16, 2012, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments S.à r.l. (“Ternium Investments”), together with the Company’s Argentine majority-owned subsidiary Siderar S.A.I.C. (“Siderar”), Siderar’s wholly-owned Uruguayan subsidiary Prosid Investments S.A. (“Prosid”), and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. (“TenarisConfab”), joined Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively. The rights and obligations of the control group members are governed by a shareholders’ agreement. As a result of these transactions, the control group, which holds ordinary shares representing the majority of Usiminas’ voting rights, is formed as follows: Nippon Steel & Sumitomo Metal Corporation Group (“NSSMC”, formerly Nippon Group), with 46.1% of the voting rights within the control group; T/T Group (comprising TenarisConfab, Prosid, Siderar and Ternium Investments), with 43.3%; and Previdência Usiminas (Usiminas’ employee pension fund), with the remainder 10.6%.

On October 2, 2014, Ternium Investments entered into a purchase agreement with Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI for the acquisition of 51.4 million ordinary shares of Usiminas at a price of BRL 12 per share, for a total amount of BRL 616.7 million. On October 30, 2014, Ternium Investments completed the acquisition. These additional shares are not subject to the Usiminas shareholders agreement, but must be voted in accordance with the control group decisions.

On April 20, 2016, Ternium (through Ternium Investments, Siderar and Prosid) subscribed, in the aggregate, to 8.5 million preferred shares for a total subscription price of BRL 10.9 million (approximately USD 3.1 million). These preferred shares were issued on June 3, 2016.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2017 and for the nine-month periods ended September 30, 2017 and 2016

9.       INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

On April 18, 2016, Usiminas’ extraordinary general shareholders’ meeting approved an issuance of 200 million ordinary shares for an aggregate amount of BRL 1 billion and Usiminas launched a multi-round subscription process. On July 19, 2016, following the completion of the subscription process, Usiminas’ extraordinary general shareholders’ meeting homologated the capital increase, and Ternium (through Ternium Investments, Siderar and Prosid) was issued, in the aggregate, 76.4 million ordinary shares for a total subscription price of BRL 382.2 million (approximately USD 110.9 million). Following the issuance of these ordinary shares, Ternium (through Ternium Investments, Siderar and Prosid) owns a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.5% of Usiminas’ capital, and the T/T Group owns 39.6% of Usiminas’ ordinary shares and 1.8% of Usiminas’ preferred shares. Ternium continues to hold 35.6% of Usiminas’ voting rights within the control group and has a participation in Usiminas’ results of 20.5%.

As of September 30, 2017, the closing price of the Usiminas ordinary and preferred shares, as quoted on the BM&F Bovespa Stock Exchange, was BRL 10.05 (approximately USD 3.17) per ordinary share and BRL 7.78 (approximately USD 2.46) per preferred share, respectively. Accordingly, as of September 30, 2017, Ternium’s ownership stake had a market value of approximately USD 790.5 million and a carrying value of USD 483.0 million.

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows or its fair value less costs of disposal.

Usiminas financial restructuring process (that started in April 2016 with the capital increase) was completed by the end of August 2017. The completion of this process together with the increase in the share price since June 2016 and the improvement in business conditions may lead to an increase in the value of the investment in Usiminas in future periods.

As of September 30, 2017, the value of the investment in Usiminas is comprised as follows:

Value of investment	USIMINAS

As of January 1, 2017	411,134
Share of results (1)	54,386
Other comprehensive income	17,458

As of September 30, 2017	482,978

(1) It includes the adjustment of the values associated to the purchase price allocation.

The investment in Usiminas is based in the following calculation:

Usiminas' shareholders' equity	4,388,615
Percentage of interest of the Company over shareholders' equity	20.47%

Interest of the Company over shareholders' equity	898,056

Purchase price allocation	82,102
Goodwill	328,104
Impairment	(825,284)

Total Investment in Usiminas	482,978

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2017 and for the nine-month periods ended September 30, 2017 and 2016

9.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

On October 26, 2017, Usiminas approved its consolidated interim accounts as of and for the nine-month period ended September 30, 2017, which state that revenues, net profit from continuing operations and shareholders’ equity amounted to USD 2,420 million, USD 113 million and USD 4,388 million, respectively.

USIMINAS
Summarized balance sheet (in million USD)	As of September 30, 2017
Assets
Non-current	5,999
Current	1,471
Other current investments	307
Cash and cash equivalents	368

Total Assets	8,145
Liabilities
Non-current	668
Non-current borrowings	1,886
Current	480
Current borrowings	274

Total Liabilities	3,308

Minority interest	449

Shareholders' equity	4,388

USIMINAS
Summarized income statement (in million USD)	Nine-month period ended September 30, 2017

Net sales	2,420
Cost of sales	(2,034)
Gross Profit	386
Selling, general and administrative expenses	(151)
Other operating income, net	(28)
Operating income	207
Financial expenses, net	(92)
Equity in earnings of associated companies	33
Profit before income tax	148
Income tax expense	(35)
Net profit before minority interest	113
Minority interest in other subsidiaries	(24)
Net profit for the period	89

(b) Techgen S.A. de C.V.

Techgen is a Mexican natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1st, 2016 and is fully operational. As of February 2017, Ternium, Tenaris, and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) completed their investments in Techgen. Techgen is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Ternium and Tenaris also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of 900 megawatts. During 2016 and 2017, Techgen’s shareholders made additional investments in Techgen, in the form of subordinated loans, which in the case of Ternium amounted to USD 129.0 million as of September 30, 2017, and which are due in June 2020.

For commitments from Ternium in connection with Techgen, see note 12.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2017 and for the nine-month periods ended September 30, 2017 and 2016

10.  FINANCE LEASES

As of September 30, 2017, the Company is part to a contract that qualifies as financial lease agreement with Air Liquide Argentina S.A., being the object of the lease a plant for the provision of industrial gas located in the Company’s plant in San Nicolas, Argentina. This contract does not consider a purchase option of the related asset on its expiry date. The total commitment generated a current finance lease liability of USD 11.7 million and a non-current finance lease liability of USD 65.8 million. The total finance lease liability to be paid on expiry of the lease contract amounts to USD 77.4 million.

The reconciliation of the minimum future payments and the present value of the contract are as follows:

As of September 30, 2017

Commitments in relation to finance leases are payable as follows:
Within one year	11,951
Later than one year but not later than five years	31,870
Later than five years	75,691
Minimum lease payments	119,512
Future finance charges	(42,076)
Total Financial lease liabilities	77,436

The present value of finance lease liabilities is as follows:
Within one year	11,666
Later than one year but not later than five years	26,030
Later than five years	39,740

Total minimum lease payments	77,436

Property, plant and equipment include a net book value of USD 65.9 million in connection with assets leased to the Company under this finance lease. The lease term is 15 years and the amortization period of the related asset is 15 years as well.

11.  DISTRIBUTION OF DIVIDENDS

During the annual shareholders’ meeting held on May 3, 2017, the shareholders approved a distribution of dividends of USD 0.10 per share (USD 1.00 per ADS), or approximately USD 196.3 million in the aggregate. The dividend was paid on May 12, 2017.

12.  CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

This note should be read in conjunction with Note 24 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2016. The main contingencies and commitments are as follows:

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2017 and for the nine-month periods ended September 30, 2017 and 2016

12.  CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(i) Tax claims and other contingencies

(a) Companhia Siderúrgica Nacional (CSN) – Tender offer litigation

Following a January 2012 acquisition of a significant participation in Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (Usiminas) by Ternium Investments S.à r.l. (Ternium Investments), its subsidiary Siderar, and Confab Industrial S.A. --a Brazilian subsidiary of Tenaris S.A.--, Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN initiated a lawsuit against the acquirers. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Siderar’s respective shares in the offer would be of 60.6% and 21.5%. On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the court of appeals, which was rejected on July 19, 2017. On August 18, 2017, CSN filed a special appeal seeking the review and reversal of the court of appeal’s decision by the Superior Court of Justice.  The court of appeals has not yet ruled on the appeal’s admissibility. If declared admissible, CSN’s special appeal will be submitted to the Superior Court of Justice for a decision on its merits. For further information on the CSN lawsuit, see note 24 to the Ternium’s Consolidated Financial Statements for the year ended December 31, 2016.

Ternium continues to believe that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (the Comissão de Valores Mobiliários, or CVM) in February 2012 and December 2016 in connection with the acquisition, and the first and second instance court decisions referred to above. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

(b) Shareholder claims relating to the October 2014 acquisition of Usiminas shares

On April 14, 2015, the staff of the CVM determined that a second acquisition of ordinary shares of Usiminas by Ternium Investments, completed in October 2014, triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by Nippon Steel & Sumitomo Metal Corporation (NSSMC) and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal to be submitted to the CVM’s Board of Commissioners. On May 5, 2015, the CVM staff confirmed that the appeal would be submitted to the Board of Commissioners and that the effects of the staff’s decision would be stayed until such Board rules on the matter. On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal has been submitted to the CVM’s Board of Commissioners and it is currently expected that such Board will rule on the appeal in the second half of 2017. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2017 and for the nine-month periods ended September 30, 2017 and 2016

12.  CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(c) Potential Mexican income tax adjustment

In March 2015, the Mexican tax authorities, as part of a tax audit to Ternium Mexico with respect to fiscal year 2008, challenged the deduction by Ternium Mexico’s predecessor IMSA Acero of a tax loss arising from an intercompany sale of shares in December 2008. Although the tax authorities have not yet determined the amount of their claim, they have indicated in a preliminary report that they have observations that may result in an income tax adjustment currently estimated at approximately USD 61.9 million, including interest and fines.

Ternium Mexico requested an injunction from the Mexican courts against the audit observations, and also filed its defense and supporting documents with the Mexican tax authorities. The Company, based on the advice of counsel, believes that an unfavorable outcome in connection with this matter is not probable and, accordingly, no provision has been recorded in its financial statements.

(d) Tax claim on Argentine personal assets tax for 2008, 2009 and 2010

On June 28, 2016, Siderar was notified of a tax assessment by the Argentine tax authorities (AFIP) for allegedly omitted taxes in its capacity as substitute obligor for the personal assets tax for 2008, 2009 and 2010 over the investment held by its shareholder Ternium España S.L.U. In its assessment, AFIP challenged the availability of the benefits contemplated under the double taxation treaty between Argentina and Spain then in effect and required Siderar to pay taxes and related interest for approximately USD 15.9 million as of such date. On August 4, 2016, Siderar appealed AFIP’s assessment before the National Tax Court.

In March 2017, Ternium decided to include this tax assessment in an official fiscal plan, which condoned part of the related interest and the whole amount in connection with fines. The total payment, which also included the principal and interest for the fiscal periods 2011 and 2012, amounted to USD 12.8 million, extinguishing all the liabilities related to this tax claim.

(ii) Commitments

(a) Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals USD 14.9 million and is due to terminate in 2018.

Siderar also signed various contracts for the provision of natural gas, assuming firm commitments for a total of USD 34.1 million payable during the 2018 financial year.

(b) Siderar signed an agreement with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon until 2021, for an aggregate amount of USD 27.9 million, which is due to terminate in 2021.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2017 and for the nine-month periods ended September 30, 2017 and 2016

12.  CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(c) On April 24, 2017, Ternium Mexico entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen, S.A. de C.V. for the supply of 699 MW (which represents 78% of Techgen’s capacity) and covers most of Ternium Mexico’s facilities electricity needs. Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), Ternium Mexico has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by Comisión Federal de Electricidad (“CFE”) or its successors.  Ternium Mexico may instruct Techgen to sell to any affiliate of Ternium Mexico, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and Ternium Mexico will benefit from the proceeds of such sale.

(d) On December 20, 2000, Hylsa (Ternium Mexico’s predecessor) entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of Iberdrola Energía, S.A., for the supply of energy to four of Ternium Mexico’s plants. On March 31, 2008, two of those plants were terminated by Iberdrola. The contracted electrical demand as of September 30, 2017, is 96.7 MW. Iberdrola currently supplies approximately 22.5% of Ternium Mexico’s electricity needs under this contract. Although the contract was to be effective through 2027, on April 28, 2014, Ternium Mexico and Iberdrola entered into a new supply contract and terminated the previous one. In consideration of the termination of the previous contract, Iberdrola has granted Ternium Mexico a credit of USD 750 thousand per MW of the 111.2 MW originally contracted capacity, resulting over time in a total value of USD 83.4 million.  In addition, Iberdrola agreed to recognize to Ternium México USD 15.0 million through discounted rates. As a result of the above mentioned credit and discount, the company expects to incur in electricity rates comparable to those obtained in the past under the previous contract’s terms for a period that is estimated to be approximately 1 year. Following such period, Ternium Mexico’s rates under the contract will increase to market rates with a 2.5% discount; however, Ternium Mexico will be entitled to terminate the contract without penalty.

(e) Several Ternium Mexico’s subsidiaries which have facilities throughout the Mexican territory are parties to a long term energy purchase agreement for purchased capacity of electricity with Tractebel Energía de Monterrey, S. de R.L. de C.V., and is committed to pay Tractebel for the contracted capacity and for the consumed energy. The monthly payments are calculated considering the capacity charges, operation costs, back-up power charges, and transmission charges, less any steam credits. The contracted amount is of USD 17.4 million and the contract will terminate in April 2018.

(f) Following the expiration of a previously existing railroad freight services agreement during 2013, in April 2014, Ternium México and Ferrocarril Mexicano, S. A. de C. V. (“Ferromex”) entered into a new railroad freight services agreement pursuant to which Ferromex will transport Ternium Mexico’s products through railroads operated by Ferromex for a term of five years through 2019. Subject to Ternium’s board approval, both Ternium Mexico and Ferromex would be required to make (within a period of 36 months) certain investments to improve the loading and unloading of gondolas. The total investment commitment of Ternium México and Ferromex was already invested as of September 30, 2017. Under the agreement, Ternium Mexico has guaranteed to Ferromex a minimum average transport load of 200,000 metric tons per month in any six-month period. In the event that the actual per-month average transport loads in any six-month period were lower than such guaranteed minimum, Ternium Mexico would be required to compensate Ferromex for the shortfall so that Ferromex receives a rate equivalent to a total transport load of 1,200,000 metric tons for such six-month period. However, any such compensation will not be payable if the lower transport loads were due to adverse market conditions, or to adverse operating conditions at Ternium Mexico’s facilities.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2017 and for the nine-month periods ended September 30, 2017 and 2016

12.  CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(g) Techgen is a party to gas transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for the whole transportation capacity starting on August 1, 2016 and ending during the second half of 2036. As of September 30, 2017, the outstanding value of this commitment was approximately USD 268 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to USD 129 million, corresponding to the 48% of the agreements’ outstanding value as of September 30, 2017.

(h) Ternium issued a Corporate Guarantee covering 48% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement amounted to USD 800 million and the proceeds were used by Techgen in the construction of the facility. As of September 30, 2017, the outstanding amount under the loan agreement was USD 720 million, as a result the amount guaranteed by Ternium was approximately USD 346 million. The main covenants under the Corporate Guarantee are limitations to the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of September 30, 2017, Techgen and Ternium, as guarantor, were in compliance with all of their covenants.

(iii) Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve equals 10% of the share capital. At December 31, 2013, this reserve reached the above-mentioned threshold.

As of December 31, 2016, Ternium may pay dividends up to USD 3.4 billion in accordance with Luxembourg law and regulations.

Shareholders' equity under Luxembourg law and regulations comprises the following captions:

As of December 31, 2016

Share capital	2,004,743
Legal reserve	200,474
Non distributable reserves	1,414,122
Reserve for own shares	59,600
Accumulated profit at January 1, 2016	3,353,166
Loss for the year	(20,990)

Total shareholders' equity under Luxembourg GAAP	7,011,115

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2017 and for the nine-month periods ended September 30, 2017 and 2016

13.  ACQUISITION OF BUSINESS

Acquisition of CSA Siderúrgica do Atlântico Ltda. (now Ternium Brasil Ltda.) and thyssenkrupp Slab International B.V. (now Ternium Staal B.V.)

(a) The acquisition

On September 7, 2017, Ternium completed the acquisition from thyssenkrupp AG (“tkAG”) of a 100% ownership interest in thyssenkrupp Slab International B.V. (“tkSI”) and its wholly-owned subsidiary CSA Siderúrgica do Atlântico Ltda. (“CSA”). CSA is a steel slab producer with a steelmaking facility located in the state of Rio de Janeiro, Brazil, and has an annual production capacity of 5 million tons of high-end steel slabs, a deep-water harbor and a 490 MW combined cycle power plant. The acquisition is expected to substantially increase Ternium’s steelmaking capacity and strengthen its business in strategic industrial sectors across Latin America.

As part of the transaction, tkAG assigned to Ternium a slab commitment agreement providing for an arrangement relating to the purchase of CSA-manufactured carbon steel slabs under the terms of a slab frame supply agreement and related annual slab off-take agreements between tkSI and the entity that acquired thyssenkrupp’s former Calvert re-rolling facility in Alabama, United States of America. Such slab commitment agreement provides for a commitment by such entity to purchase from tkSI approximately 2.0 million tons of CSA-manufactured carbon steel slabs per year until September 30, 2019, at the price resulting from the pricing formula set forth therein.

The purchase price paid by Ternium in the acquisition totaled approximately USD 1,891 million.

Ternium began consolidating the balance sheets and results of operations of tkSI and CSA as from the date of their acquisition. Following completion of such transaction, CSA changed its name to Ternium Brasil Ltda. and tkSI was renamed Ternium Staal B.V.

For the month of September, 2017, the newly-acquired business acquired contributed revenues of USD 270.4 million and a net gain of USD 9.1 million.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2017 and for the nine-month periods ended September 30, 2017 and 2016

13.  ACQUISITION OF BUSINESS (continued)

(b) Fair value of net assets acquired

The fair values provisionally determined for the assets and liabilities arising from the acquisition are as follows:

Fair value of acquired assets and liabilities (Preliminary):	USD

Property, plant and equipment and Intangible assets	1,209,765
Inventories	400,047
Cash and cash equivalents	278,162
Trade receivables	63,710
Other receivables	386,632
Deferred tax assets	9,698
Provisions	(114,967)
Trade payables	(219,604)
Other assets and liabilities, net	(122,454)
Net assets acquired	1,890,989

Ternium entered into several derivative contracts to partially hedge the currency volatility risk associated with the Euro-denominated transaction price. As of the date of the closing of the acquisition, the fair value of those contracts amounted to USD 75.9 million. Such value was deducted from the purchase consideration.

The preliminary purchase price allocation disclosed above is currently under analysis with the assistance of a third party expert. According to the preliminary allocation, no goodwill was recorded. Following IFRS 3, the Company will continue reviewing the allocation and make any necessary adjustments (mainly over Property, plant and equipment, Intangible assets and Provisions) in the next twelve months.

(c) Main contingencies associated with the acquired business

Contrary to the recognition principles in IAS 37 Provisions, Contingent Liabilities and Contingent Assets, IFRS 3 Business Combinations requires an acquirer of a business to recognize contingent liabilities assumed in a business acquisition at the acquisition date even if it is not probable that an outflow of resources will be required to settle the obligation.

The main contingencies recognized in the Company’s financial statements pursuant to IFRS 3 Business Combinations in connection with the acquisition of tkSI and CSA include the following:

(i)      Fishermen associations’ claims

Civil contingencies include lawsuits brought by a number of fishermen associations on behalf of their associates, alleging that the dredge of Ternium Brasil’s deep-water port has had a negative impact on fish farming and exploitation activities in the Sepetiba Bay area in Rio de Janeiro and that, as a result, fishermen in that area had suffered damages. A provision in the amount of USD 24.3 million was recorded in the Company’s financial statements as of September 30, 2017 in connection with this matter.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2017 and for the nine-month periods ended September 30, 2017 and 2016

13.  ACQUISITION OF BUSINESS (continued)

(ii)    Tax assessments relating to the use of certain ICMS tax credits

The Imposto Sobre Operações Relativas à Circulação de Mercadorias e Serviços, or ICMS, is a Brazilian value-added tax on the inter-state transfer of goods and services in Brazil. Payment of ICMS generates tax credits that, subject to applicable law, rules and regulations, may be either used to offset ICMS payment obligations generated in connection with domestic sales of products and services, or sold and transferred to third parties.

The Rio de Janeiro State Treasury Office is challenging the use by Ternium Brasil of ICMS tax credits generated in connection with purchases of refractory materials in the period from December 2010 through December 2015, and intends to assess taxes and impose fines on Ternium Brasil on the argument that such materials may not be qualified as “raw materials” or “intermediary products” but as “goods for consumption” and, accordingly, ICMS tax credits generated in connection with their purchase are not available and may not be used to offset ICMS payment obligations generated in connection with Ternium Brasil’s domestic sales of carbon steel slabs. Ternium Brasil has appealed against the Rio de Janeiro State Treasury Office tax assessments and fines.

A provision in the amount of USD 57.8 million was recorded in the Company’s financial statements as of September 30, 2017 in connection with this matter.

(d) Acquisition financing

The acquisition was mainly financed through an unsecured 5-year syndicated facility in the principal amount of USD 1.5 billion granted to the Company’s subsidiary, Ternium Investments S.àr.l., by a syndicate of banks.

The facility will be repaid in eight consecutive and equal semi-annual installments, commencing on March 5, 2019, and has been guaranteed by the Company’s subsidiary, Ternium México, S.A. de C.V.  The borrower and the guarantor are subject to certain covenants customary for transactions of this type, including limitations on liens and encumbrances, transactions with affiliates, consolidations and mergers and restrictions on investments. The guarantor is additionally subject to limitations on the sale of certain assets and compliance with a leverage ratio. There are no limitations to the payment of dividends applicable to the borrower or the guarantor, except, with respect to the borrower, upon an event of default under the facility.

14.    RELATED PARTY TRANSACTIONS

As of September 30, 2017, Techint Holdings S.à r.l.  (“Techint”)  owned   62.02%  of the Company’ s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital.  Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held voting shares in San Faustin sufficient in number to control San Faustin.  No person or group of persons controls RP STAK.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2017 and for the nine-month periods ended September 30, 2017 and 2016

14.  RELATED PARTY TRANSACTIONS (continued)

The following transactions were carried out with related parties:

	Nine-month period ended September 30,
	2017	2016
	(Unaudited)
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	65,372	-
Sales of goods to other related parties	113,220	16,630
Sales of services and others to non-consolidated parties	133	656
Sales of services and others to other related parties	413	534

	179,138	17,820
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	185,461	103,519
Purchases of goods from other related parties	46,032	47,842
Purchases of services and others from non-consolidated parties	9,727	8,138
Purchases of services and others from other related parties	83,330	97,202

	324,550	256,701
(c) Financial results
Income with non-consolidated parties	5,610	2,145

	5,610	2,145
(d) Dividends received
Dividends received from non-consolidated parties	65	121

	65	121
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	2,287	1,300
Income (expenses), net with other related parties	428	579

	2,715	1,879

	September 30, 2017	December 31, 2016
	(Unaudited)

(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
Receivables from non-consolidated parties	139,592	103,333
Receivables from other related parties	31,700	7,043
Advances from non-consolidated parties	690	-
Advances to suppliers with other related parties	3,796	283
Payables to non-consolidated parties	(47,670)	(25,889)
Payables to other related parties	(27,163)	(26,313)

	100,945	58,457

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2017 and for the nine-month periods ended September 30, 2017 and 2016

15.  FAIR VALUE MEASUREMENT

IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level. See note 28 of the Consolidated Financial Statements as of December 31, 2016 for definitions of levels of fair values and figures at that date.

The following table presents the assets and liabilities that are measured at fair value:

	Fair value measurement as of September 30, 2017 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	232,835	232,835	-
Other investments	112,314	112,314	-
Derivative financial instruments	6,308	-	6,308

Total assets	351,457	345,149	6,308

Financial liabilities at fair value through profit or loss
Derivative financial instruments	112	-	112

Total liabilities	112	-	112

	Fair value measurement as of December 31, 2016 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	100,026	100,026	-
Other investments	83,117	78,105	5,012
Derivative financial instruments	316	-	316

Total assets	183,459	178,131	5,328

Financial liabilities at fair value through profit or loss
Derivative financial instruments	287	-	287

Total liabilities	287	-	287

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy and there were no financial assets and liabilities considered as Level 3.

Pablo Brizzio

Chief Financial Officer